Exhibit 4.1

THIS FIRST SUPPLEMENTAL INDENTURE, dated as of November 20, 2018 (this “Supplemental Indenture”), is between KEMPHARM, INC. a corporation duly organized and existing under the laws of the State of Delaware, as issuer (the “Company”), and U.S. Bank National Association, a national banking association organized under the laws of the United States of America, as trustee (the “Trustee”), to the Indenture, dated as of February 9, 2016 (as supplemented or otherwise modified prior to the date hereof, the “Indenture”), between the Company and the Trustee.

RECITALS

WHEREAS, the Company has heretofore executed and delivered the Indenture, pursuant to which the Company issued its 5.50% Senior Convertible Notes due 2021 (the “Notes”);

WHEREAS, the Company desires to modify Section 13.02(k) of the Indenture in a manner that would not adversely affect the rights of any Holder; and

WHEREAS, Section 10.01 of the Indenture provides that the Company and the Trustee, at the Company’s expense, may from time to time and at any time enter into an indenture or indentures supplemental to the Indenture to, among other things, make any change that does not adversely affect the rights of any Holder;

WHEREAS, in connection with the execution and delivery of this Supplemental Indenture, the Trustee has received an Officer’s Certificate and an Opinion of Counsel as contemplated by Sections 10.05 and 16.05 of the Indenture; and

WHEREAS, the Company has requested that the Trustee execute and deliver this Supplemental Indenture and the Company has satisfied all of the requirements necessary to make this Supplemental Indenture a valid instrument in accordance with its terms.

WITNESSETH

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company covenants and agrees with the Trustee as follows for the equal and ratable benefit of the Holders:

ARTICLE 1

DEFINITIONS

Section 1.01 Relation to Indenture. This Supplemental Indenture constitutes an integral part of the Indenture.

Section 1.02 Definition of Terms. For all purposes of this Supplemental Indenture:

(a) capitalized terms used herein without definition shall have the meanings set forth in the Indenture;

(b) a term defined anywhere in this Supplemental Indenture that is also defined in the Indenture shall have the meaning set forth in this Supplemental Indenture and shall have the same meaning throughout;

(c) the singular includes the plural and vice versa;

(d) headings are for convenience of reference only and do not affect interpretation; and

(e) unless otherwise specified or unless the context requires otherwise, (i) all references in this Supplemental Indenture to Sections refer to the corresponding Sections of this Supplemental Indenture and (ii) the terms “herein”, “hereof”, “hereunder” and any other word of similar import refer to this Supplemental Indenture.

ARTICLE 2

AMENDMENTS

Section 2.01 Amendment to Definitions. Section 1.01 of the Indenture is hereby amended to add the following definitions in appropriate alphabetical order:

“Cap” and “Caps” shall have the meanings provided in Section 13.02(k).

Section 2.02 Amendment to Section 13.02(k). Section 13.02(k) of the Indenture is hereby amended in its entirety to read as follows:

“(k) The Company shall not issue to a Holder, and a Holder may not acquire, a number of shares of Common Stock upon conversion of such Holder’s Notes (including any shares of Common Stock deliverable in connection with any Interest Make-Whole payment) to the extent that, upon such conversion, the number of shares of Common Stock then beneficially owned by a Holder and its Affiliates and any other Persons or entities whose beneficial ownership of the Common Stock would be aggregated with such Holder for the purposes of Section 13(d) of the Exchange Act (including shares held by any “group” of which such Holder is a member, but excluding shares beneficially owned by virtue of the ownership of securities or rights to acquire securities that have limitations on the right to convert, exercise or purchase similar to the limitation set forth in this Section 13.02(k)) would exceed 9.985% of the total number of the shares of the Common Stock then issued and outstanding (the “9.985% Cap”). In addition, a Holder or any beneficial owner of any Notes, at the option of such Holder or beneficial owner, may elect a limit on beneficial ownership as to such Holder or beneficial owner (but not as to any other Holder or beneficial owner) that is less than the 9.985% Cap or any other limit previously elected and then applicable to such Holder or beneficial owner upon written notice delivered to the Company at least three (3) business days prior to the date of effectiveness of such beneficial ownership limit (or such shorter period as may be agreed upon by the Company), specifying the percentage of shares of Common Stock outstanding for the beneficial ownership limit that shall apply to such Holder or beneficial owner (such beneficial ownership limit, together with the 9.985% Cap, each, a “Cap,” and collectively, the “Caps ”), in which case for purposes of such Holder or beneficial owner, such percentage shall replace “9.985%” in the immediately preceding sentence (and, in the case of a beneficial owner, the references to a Holder in such sentence shall also be deemed to refer to such beneficial owner), with the same force and effect as if originally set forth in this Indenture. Notwithstanding anything in this Section 13.02(k), the Caps shall not apply to the extent that shares of Common Stock are not deemed to constitute “equity securities” pursuant to Rule 13d-1(i) under the Exchange Act. To effectuate the purposes of this Section 13.02(k), the following provisions shall apply to Notes tendered for conversion:

(i) At such time as a Holder or beneficial owner of any Notes tenders Notes for conversion, such Holder or beneficial owner shall provide a certification to the Company as to whether the Person (or Persons) receiving shares of Common Stock upon such conversion is or would, as a result of such conversion, become a beneficial owner of shares of Common Stock outstanding at such time (based upon the latest number of shares outstanding reported in the Company’s filings with the Commission) in excess of the applicable Cap.

(ii) If any delivery of shares of Common Stock otherwise owed to any Person (or Persons) upon conversion of the Notes is not made, in whole or in part, as a result of this Section 13.02(k), the Company’s obligation to make such delivery shall not be extinguished and such Holder or beneficial owner may either:

(1) request the return of the Notes surrendered by such Holder or beneficial owner for conversion, after which the Company shall deliver such Notes to such Holder or beneficial owner within three Trading Days after receipt of such request; or

(2) certify to the Company that the Person (or Persons) receiving shares of Common Stock upon conversion is not, and would not, as a result of such conversion, become the beneficial owner of shares of Common Stock outstanding at such time in excess of the applicable Cap, after which the Company shall deliver any such shares of Common Stock withheld on account of such applicable beneficial ownership limits by the later of (i) the date such shares were otherwise due to such Person (or Persons) and (ii) three Trading Days after receipt of such certification; provided, however, until such time as the affected Holder or beneficial owner gives such notice, no Person shall be deemed to be the stockholder of record with respect to the shares of Common Stock otherwise deliverable upon conversion in excess of any applicable beneficial ownership limit. Upon delivery of such notice, the provisions of this Section 13.02 shall apply to the shares of Common Stock to be delivered pursuant to such notice.

A conversion inconsistent with this Section 13.02(k) (whether at the election of a Holder, a beneficial owner or the Company) will be null and void to the extent the issuance of shares of Common Stock upon such conversion would violate this limitation.”

   Section 2.03 Amendment to Section 13.07. Section 13.07 of the Indenture is hereby amended to replace the term “9.985% Cap” with “Caps” in the single place it appears in such Section.

ARTICLE 3

MISCELLANEOUS

Section 3.01 Ratification of Indenture. The Indenture, as supplemented by this Supplemental Indenture, is in all respects ratified and confirmed, and this Supplemental Indenture shall be deemed part of the Indenture in the manner and to the extent herein and therein provided. However, to the extent any provisions of this Supplemental Indenture conflict with the provisions of the Indenture, the provisions of this Supplemental Indenture shall govern and be controlling.

Section 3.02 Trustee Not Responsible for Recitals. The recitals herein contained are made by the Company and not by the Trustee, and the Trustee assumes no responsibility for the correctness thereof. The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture. All of the provisions contained in the Indenture in respect of the rights, privileges, immunities, powers, and duties of the Trustee shall be applicable in respect of the Supplemental Indenture as fully and with like force and effect as though set forth in full herein.

Section 3.03 Successors. All agreements of the Company and the Trustee in this Supplemental Indenture will bind their respective successors.

Section 3.04 Governing Law; Jurisdiction. THIS SUPPLEMENTAL INDENTURE, AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS SUPPLEMENTAL INDENTURE, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

The Company irrevocably consents and agrees, for the benefit of the Holders from time to time of the Notes and the Trustee, that any legal action, suit or proceeding against it with respect to obligations, liabilities or any other matter arising out of or in connection with this Supplemental Indenture may be brought in the courts of the State of New York or the courts of the United States of America located in the Borough of Manhattan, New York City, New York and, until amounts due and to become due in respect of the Notes have been paid, hereby irrevocably consents and submits to the non-exclusive jurisdiction of each such court in personam, generally and unconditionally with respect to any action, suit or proceeding for itself in respect of its properties, assets and revenues.

Section 3.04 Waiver of Jury Trial. EACH OF THE COMPANY AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS SUPPLEMENTAL INDENTURE OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 3.05 Severability. In the event any provision of this Supplemental Indenture shall be invalid, illegal or unenforceable, then (to the extent permitted by law) the validity, legality or enforceability of the remaining provisions shall not in any way be affected or impaired.

Section 3.06 Execution in Counterparts. This Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument. The exchange of copies of this Supplemental Indenture and of signature pages by facsimile, PDF or other electronic transmission shall constitute effective execution and delivery of this Supplemental Indenture as to the parties hereto and may be used in lieu of the original Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile, PDF or other electronic transmission shall be deemed to be their original signatures for all purposes.

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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, as of the day and year first written above.

KEMPHARM, INC., as Company

By:	/s/ R. LaDuane Clifton
	Name:	R. LaDuane Clifton
	Title:	Chief Financial Officer, Secretary and Treasurer

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By:	/s/ Richard Prokosch
	Name:	Richard Prokosch
	Title:	Vice President